BRISTOL FINANCIAL SERVICES, INC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-67140

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/17___ AND ENDING ___12/31/17___
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bristol Financial Services, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

500 North Broadway   Suite 238
                        (No. and Street)

Jericho	NY	11753
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael Hartzman   516 349 5555
                                                      (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arnold G. Green, CPA
(Name – *if individual, state last, first, middle name*)

65 Kingsbury Road	Garden City	NY	11530
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 ✓ Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
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OATH OR AFFIRMATION

I, Michael Hartzman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bristol Financial Services, Inc., as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

AM
Notary
F
Q
My Co

Signature

President

Title

Notary Public

AMANDA L. HARTZMAN
Notary Public, State of New York
Reg. No. 01HA6339541
Qualified in Nassau County
My Commission Expires April 4th, 2020

Amanda L. Hartzman
STATE OF NEW YORK
NOTARY PUBLIC
Qualified in Nassau County
01HA6339541
MY COMMISSION EXPIRES 04-4-2020

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRISTOL FINANCIAL SERVICES, INC

DECEMBER 31, 2017

TABLE OF CONTENTS

Independent Auditors' Report

	Page
Statement of Financial Condition	1
Notes to Financial Statement	2-4

ARNOLD G. GREENE

CERTIFIED PUBLIC ACCOUNTANT
65 KINGSBURY ROAD
GARDEN CITY, N.Y. 11530

———

(516) 742-2198
FAX (516) 742-5813

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
 Stockholder of

BRISTOL FINANCIAL SERVICES, INC.

Report on the Financial Statements

I have audited the accompanying statement of Financial Condition of Bristol Financial Services, Inc. (the "Company") as of December 31, 2017, filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on the financial statement based on my audit. I conducted my audit in accordance with standards of The Public Company Accounting Standards Oversignt Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosure in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropiate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropirate to provide a basis for my audit opinion.

Opinion

In my opinion, the financial statement referred to above presents fairly, in all material respects, the financial position Bristol Financial Services, Inc. as of December 31, 2017, in accordance with accounting principles generally accepted in the United States of America.



February 21, 2018

ARNOLD G. GREENE

CERTIFIED PUBLIC ACCOUNTANT

BRISTOL FINANCIAL SERVICES, INC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS		
Cash and cash eequivalents	$	105,207
Due from clearing firm		57,420
Other assets		176,842
Total assets	$	339,469
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Accounts payable, accrued expenses and other liabilities	$	52,773
Stockholders' Equity		
Common stock, no par value, 200 shares authorized, 100 shares issued and outstanding		25,000
Additional paid-in capital		116,201
Retained earnings		145,495
Total stockholders' equity		286,696
Total liabilities and stockholders' equity	$	339,469

See notes to the financial statement

1. **ORGANIZATION AND DESCRIPTION OF BUSINESS**

Bristol Financial Services, Inc. (the "Company"), founded in 2005, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of The Financial Industry Regulatory Authority (FINRA). The Company has grown into a multi-line financial services firm serving businesses, individual clients, institutions, endowments and foundations. The Company is a New York Corporation and acts as a fully disclosed broker-dealer engaged in the following types of businesses: Listed and OTC Stocks, ETF's, Mutual Funds, Retirement Programs, Investment Advisory Services, Annuities, Bonds and Life Insurance. The business operates from an office located in Plainview, New York.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Basis of accounting
The accompanying financial statements are presented on an accrual basis. Income is recognized when earned. The costs and expenses attributable to earning such income are reflected in the results of operations concurrently.

Uncertain tax position
The Company adopted the provisions of the Financial Accounting Standards Board's ("FASB") Accounting Standards Codification No. 740 ("ASC 740") Subtopic 05 Accounting for Uncertainty in Income Taxes. As a result of the implementation, the Company was not required to recognize any amounts from uncertain tax positions.

The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Generally, federal, state and local authorities may examine the Company's tax returns for three years from the date of filing; consequently, the respective tax returns for years prior to 2013 are no longer subject to examination by tax authorities.

Cash and cash equivalents
Cash and cash equivalents for purposes of reporting cash flows includes cash on hand and highly liquid investments with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Use of estimates
The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

Fee income

Fee income is recorded as earned, with billed but not paid amounts reflected as accounts receivable and amounts received but not earned reflected as deferred fee income.

Commissions

Transactions executed by the broker-dealer as agents for customers and related commission income and expenses are recorded on a trade date basis as securities transactions occur.

Income taxes

No provision has been made for federal income taxes. The Company has elected to be treated as an S Corporation under the Internal Revenue Code and, where permitted, under the related sections of applicable state tax codes. The Company's stockholders include the operations of the Company in their individual income tax returns. The Company pays state franchise tax, when applicable.

Recent accounting pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, Revenue from Contracts with Customers (Topic 606) ("ASU 2014-09"), as subsequently amended, that outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most recent current revenue recognition guidance, including industry-specific guidance. The core principle of the revenue model is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance also specifies the accounting for certain incremental costs of obtaining a contract, and costs to fulfill a contract with a customer. Entities have the option of applying either a full retrospective approach to all periods presented, or a modified approach that reflects differences prior to the date of adoption as an adjustment to equity. In April 2015, the FASB deferred the effective date of this guidance until January 1, 2018. The Company is not early adopting this standard.

The Company completed its implementation analysis, including identification of revenue streams and reviews of customer contracts under ASU 2014-09's framework. The analysis included reviewing current accounting policies and practices to identify potential differences that would result from applying the requirements under this new standard. The Company has evaluated the new guidance and the adoption is not expected to have a significant impact on the Company's financial statements and a cumulative effect adjustment under the modified retrospective method of adoption will not be necessary.

3. **RELATED PARTY TRANSACTIONS**

The Company at times is advanced money by its stockholders or other stockholder owned entities on a short-term basis. At December 31, 2017, there was no money due to stockholders or stockholder owned entities.

4. **NET CAPITAL REQUIREMENTS**

The Company is subject to the uniform net capital requirements of Rule 15c3-1 of the Securities and Exchange Act, as amended, which requires the Company to maintain, at all times, sufficient liquid assets to cover indebtedness. In accordance with the Rule, the Company is required to maintain defined minimum net capital of the greater of $5,000 or 6 2/3% of aggregate indebtedness.

At December 31, 2017, the Company had net capital, as defined, of $109,855, which exceeded the required minimum net capital of $5,000 by $104,855. Aggregate indebtedness at December 31, 2017 totaled $52,772. The Company's percentage of aggregate indebtedness to net capital was 48%.

5. **OTHER ASSETS**

As of December 31, 2017, other assets primarily consisted of fees and commissions receivable from mutual funds and variable annuities in the amount of $121,076.

6. **COMMITMENTS AND CONTINGENCIES**

The Company has obligations under operating leases with initial terms in excess of one year. Minimum aggregate annual rentals for office space at December 31, 2017 are approximately as follows:

For the Years Ending December 31:	Amount
2018	$ 106,400
2019	109,595
2020	112,893
2021	116,283
afterwards	170,275
	$ 615,446

7. **SUBSEQUENT EVENTS**

Management of the Company has evaluated events and transactions that may have occurred since December 31, 2017 and determined that there are no material events that would require disclosures in the Company's financial statements.